March 31, 2011

Attention: Mr. Larry L. Greene

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

WorldCommodity Fund- Form N-1A

File numbers 811-21802 & 333-1297924

Dear Sir,

Enclosed are responses to staff comments related to Post-Effective Amendment No. 5 to the Form N-1A Registration Statement of WorldCommodity Funds, Inc.

Today, in a separate filing, Post-Effective Amendment No. 6 to the Form N-1A Registration Statement of WorldCommodity Funds, Inc. was filed pursuant to Rule 485 (a) and Section 8(a) of the Securities Act of 1933.  The purpose of the Amendment is to describe the post-effective amendments to the registration statement.

Very truly yours,

/s/James M. Llewellyn

Direct dial: 404-437-7420

Enclosure

The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

The fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WorldCommodity Funds, Inc.

McConnell Asset Management, LLC

6700 Vernon Woods Drive, Suite 100, Atlanta, Georgia 30328

Phone: 404-437-7420   E-mail: info@worldcommodityfunds.com

www.worldcommodityfunds.com

Responses to staff comments are set forth below.

General Comments

Comment 1.

Staff comment: Cover letter with Tandy statement should be provided with all filings.

Response:

A proper cover letter with Tandy statement is hereby filed, and will be filed with all future filings.

Comment 2.

Staff comment: March 2010 filing is not on the new Form N-1A…..

Response:

Regarding the new format for Form N-1A, we filed on the old Form N-1A in error.  The effective date for the interactive data table was January 2011, but the new Form N-1A was effective one year prior in January 2010.  We were aware of the changes to the new Form N-1A, but were operating under the belief that the new Form would become effective in January 2011, not January 2010.  In fact, the implementation of the new changes to Form N-1A were staggered, with the option of filing a new Summary Prospectus, and the related Interactive Data table.  This caused confusion and once discovered took still more time to interpret the impacts on the Fund.

Our response on discovery of this error was to immediately stop selling new shares of the fund until an updated prospectus on the correct form could be filed.  No shares were sold under this prospectus which was filed in the incorrect format.  There have been no new shares of the fund sold since January 31, 2010 and fund remains closed to new investors.

Comment 3.

Staff comment: Discuss history of late filings

Response 1:

Project Management: We believe that we have taken effective measures internally at both the Adviser and Fund level to eliminate the chance of late filings reoccurring.  Some of these measures include a much more rigorous analysis of the precise workflows, tasks, sources of data and the associated timelines required for each document to be filed on Edgar and produced for the Board and shareholders.  We are using project management-type software to identify existing and potential bottlenecks in the workflows we use to create SEC filings.  This analysis is providing management more realistic timelines for document completion.  This process allows us to more effectively meet internal deadlines, as well as manage tasks assigned to external service providers (fund accountant, transfer agent, tax preparers, auditors, custodian banks, etc).  We are working with these third party service providers more effectively, as a result.

Response 2:

Additional Resources:  Technology consultants: At both the Fund level and the Adviser we’ve engaged additional consultants to help us manage technology (computer database consultants) which will help us meet our SEC filing requirements in a timely manner.  This process of continuous improvement is ongoing.  Financial statement preparation may also be another area where either additional staff or experienced consultants are engaged in the future to help the Fund meet it’s filing deadlines in a timely manner.

Comment 4.

Topic: 855 ‘spillback’ Dividend and related deficiency dividend disclosure made in Notes to Financials

Filing: Annual report on form N-CSR, for period ended 9/30/2009.

Staff comments: Additional disclosure regarding dividend may be required in the N-CSR for period end 9/30/2010

Response:

Background: The source of these comments from SEC staff is the Annual Report filed on form N-CSR, for period end 9/30/2009 – Notes to Financials.

“The Fund failed to pay its 855 dividend from the fiscal year ended September 30, 2008 during the fiscal year ended September 30, 2009…”

“During the year ended September 30, 2009, the Fund inadvertently failed to distribute to its shareholders its undistributed ordinary taxable income from the year ended September 30, 2008”

The Fund’s tax preparer and independent auditor suggested this treatment when filing the September 30, 2009 financial statements.  However, after thorough review of the Fund’s prior year’s tax returns by the Adviser, Audit Committee, and the same tax preparer/auditor it was determined that the Fund was able to simply amend it’s September 30, 2008 return.  The result of this amended return was that:

1-No dividend was required to have been distributed, and therefore;

2-No deficiency dividend was required to have been distributed

The $6,914 distribution made in September 2010 therefore was characterized as a “Return of Capital” and not “Ordinary Income.  This treatment was disclosed in the next filing of the Fund’s financial statements and described in Note 5. Federal Income Taxes in the Fund’s “Notes to Financial Statements, September 30, 2010”, Annual Report, filed on Form N-CSR in November 2010 as below:

“The Fund did not pay any distributions for the year ended September 30, 2009.  The Fund paid a return of capital distribution of $0.08181 per share on September 8, 2010, for a total distribution of $6,914.”

Comment 5.

Topic: $119 item for ‘Tax Expense’ disclosed in the Fund’s Statement of Operations

Filing: Annual report on form N-CSR, for period ended 9/30/2010.

Staff comments: Additional disclosure may be needed to explain this item in the Notes to Financial Statements on form N-CSR for period end 9/30/2010

Response:

For the period discussed, the Fund determined that $119 was not material being less than 0.01 cents/share (0.0014 cents per share outstanding).  It was our understanding that less than 0.01 cents per share may not be considered material for GAAP standards.

In future annual/semi-annual reports, we may provide additional disclosure for this item.  This item is a fixed cost (does not increase with size etc) related to the Fund’s annual incorporation tax paid to the State of Maryland, and it’s our expectation that it should be falling in terms of cents/share outstanding as the fund increases assets under management.

Comment 6.

Topic: Industry concentration policy, assets reported for Iron Ore industry

Filing: Annual report on form N-CSR, for period ended 9/30/2010.

Staff comment 1: Schedule of Investments for the period end shows Mining -Iron Ore industry at 31. 56%.  Explain why industry position exceeds 25% and if it violates concentration policy.

Staff comment 2: The fund discloses the portfolio’s holdings in “Metals”.  Is this considered an industry?

Response 1:

This 31.56% position was created through market appreciation of two portfolio companies- not new purchases or redemptions etc.  At the time of purchase this industry position was below 25%.  The fund’s CCO performs quarterly compliance tests related to portfolio holdings to ensure compliance with this policy.  It’s the fund’s policy not to concentrate in an industry using valuations at the time of purchase, if after purchase the holdings appreciate above this limit there is no violation of the policy.

Additional disclosure has been added to the SAI, page 10, under section captioned “Investment Restrictions”, paragraph 1 as shown below:

“INVESTMENT RESTRICTIONS

If a percentage investment restriction other than a restriction on borrowing is adhered to at the time of investment, a later increase or decrease in percentage, resulting from a change in values of portfolio securities or amount of net assets, will not be considered a violation of any of the following restrictions.”

Response 2:

For our purposes, Metals is considered a sector, as are Agriculture, and Energy.  The industry ‘Mining-Iron Ore” is identified in the Schedule to Investments and is part of the larger sector- Mining.

Comment 7.

Topic: Discussion of warrants, in Management Discussion of Fund Performance

Filing: Annual report on form N-CSR, for period ended 9/30/2010; and the Prospectus

Staff comments: If material, discussion of warrants is needed in the MDPF section of the N-CSR, as well as the Prospectus.

Response 1:

Warrants have been identified in the Schedule of Investments, but will include more explicit discussion of warrants in the MDPF going forward with a view to their net contribution to the overall portfolio.

Response 2:

New disclosure specific to rights and warrants has been added to the Prospectus and the SAI.  Prospectus page 12, paragraph 4, under section “Principal Risks of Investing in the Fund, sub-caption “Rights and Warrants”, and the SAI, page 2, paragraph 4 under “Investment Strategies and Risks”:

“Rights and Warrants Securities Risk.  The Fund may invest in warrants and rights.  Warrants entitle the holder to purchase equity securities at a specified price for a specific time period.  Warrants, unlike options, may allow the holder to vote on certain issues and often are issued with certain anti-dilutive rights.  Warrants are typically exchange traded but pay no dividends.  Prices of warrants do not necessarily move in tandem with the prices of the underlying securities particularly for shorter periods of time, and therefore, may be considered speculative investments.  Also, a warrant ceases to have value if it is not exercised prior to the expiration date.  Rights are similar to warrants, but normally have a short duration and are distributed by the issuer to its shareholders.”

Response 3:

Previously, rights and warrants were only discussed, along with common stocks, and preferred stocks under the general description “Equity Securities” in the SAI.  The new disclosure keeps this discussion of “Equity Securities” in the SAI, but adds additional disclosure regarding rights and warrants as types of equity securities.  “Equity Securities” disclosure has been added to the Prospectus Items 1-8 as below:

“Equity Securities Risk.  The Fund invests in equity securities such as common stock, preferred stock, convertible preferred stock, convertible bonds, depository receipts, rights and warrants.  The market values of all types of equity securities are affected by a number of factors, including fluctuation in interest rates, reduced demand for the issuer’s goods and services, management performance, financial leverage, investor perceptions, political events, and developments affecting the particular issuer or its industry or geographic sector.”

“The Fund may invest in all types of equity securities including common stock, preferred stock, convertible preferred stock, convertible bonds, depository receipts, rights and warrants.”

Comment 8.

Part A. Item 13 Financial Highlights Information

Part B Item 27 Financial Statements

Staff comment 1: Updated financials needed for FYE 9/30/2010

Staff comment 2: No auditor consent included

Response 1:

“Financial Highlights Table” updated with audited financials through FYE 9/30/2010 are included under Section captioned “Financial Highlights” p. 26-7 of the Prospectus.  These results are excerpted from the recently filed annual report to shareholders filed on Form N-CSR.

Response 2:

Consent of the Independent Registered Public Accounting Firm, BBD, LLP is now included in the SAI under the section captioned “Financial Statements” p. 28.

Comment 9.

Form N-1A, Part C. Signatures

Staff comments: Signature page language did not match the filing type.

Response:

In the SAI, under the caption “Signatures”, the language now matches that from the Form N-1A instructions and the stated filing type on the registration cover page.

Comments regarding Prospectus and SAI

Comment 1.

Staff comments: Topic-[Dodd-Frank Wall Street Reform and Consumer Protection Act]

Response:

Page 8 of the SAI, section captioned “Investment Strategies and Risks”, sub-captioned “Regulatory Matters Concerning Derivatives”, paragraph 2, added new paragraph acknowledging and discussing impact of Dodd-Frank Act.

Comment 2.

Part B. Item 17 Management of the Fund

Staff comments: Topic-[SEC Release Nos. IC-29092 and 33-9089, Proxy Disclosure Enhancements]

Review new releases, adding required disclosure describing Director skills and qualifications, how Board provides oversight, etc.

Response:

Pages 14-16 of the SAI, under section heading “Management of the Fund”, sub-captioned “Leadership Structure and Board of Directors”. New disclosure has been added in compliance with the new instructions under this section and it’s sub sections “Board Committees”, “Experience and Qualifications of Directors”, and “Risk Oversight”.

Comment 3.

Staff comments: Topic-[SEC Letter dated July 30, 2010: from Barry Miller, Associate Director, SEC to the Investment Company Institute, Derivatives-Related Disclosures by Investment Companies]

General comment, consider topics raised in this letter when drafting responses to Part A. Items 1-8.

Response: Reviewed this letter in context of this Fund’s disclosure.

Comment 4.

Staff comments: If there is material risk related to climate change, consider adding appropriate disclosure.

[SEC Release No. 33-9106, Commission Guidance Regarding Disclosure Related to Climate Change]

Part B. Item 16 Description of the Fund and its Investments and Risks

Response:

Page 5 of the SAI, section captioned “Description of the Fund and its Investments and Risks”, sub-caption “Futures”, paragraph 5, added new disclosure discussing climate change as below:

“The Fund’s investments in the energy, agriculture, and metals commodity sectors are subject to risks related to climate change.  Climate change affecting weather patterns, if disruptive, may increase the incidence of hurricanes, floods, and droughts.  This in turn may disrupt production areas and global consumption patterns causing the fluctuation in prices of commodities in general.”

Comment 5.

Part A. Item 3 Risk/Return Summary: Fee Table

Staff comments: Revise to 60 days or less from 90 day notice.

Response:

Unsure as to what this comment relates?

Comment 6.

Part A. Item 3 Risk/Return Summary: Fee Table

Staff comments: Footnote number 4 to the Fee table needs more explanation about why fees do not correlate

Response:

Added explanation.  See below in ‘Comment #9’.

Comment 7.

Part A. Item 3 Risk/Return Summary: Fee Table

Staff comments: Expense Example does not include the second group with heading "You would pay the following expenses if you did not redeem your shares:”

Response:

The Fund does not have a sales charge (load) or redemption fee.

Therefore, the second expense table is not included per instructions to Item 3.

Instruction 4 (f) to Item 3 for form N-1A states “Include the second 1-, 3-, 5-, and 10-year periods and related narrative explanation only if a sales charge (load) or other fee is charged upon redemption."

Comment 8.

Part A. Item 3 Risk/Return Summary: Fee Table

Staff comments: Shareholder Fees table, may delete four lines referring to ‘Maximum Sales Charge, Deferred Sales, Redemption Fee’.

Response:

In the interests of clarity, (as permitted by the Form N-1A instructions) we would like to leave these four lines showing “None” in the table to emphasize that the fund does not impose these four fees/charges.

Comment 9.

Part A. Item 3 Risk/Return Summary: Fee Table

Staff comments 1: Disclosure language under Fee Table Footnotes 1-4 should be revised and or clarified.

Staff comments 2: Move all footnotes to the Fee Table to come after the Expense Example table.

Response 1:

Footnote 1:  Disclosure revised to read as below:

“If the Board adopts such finding or resolution, you will be informed at least thirty days prior to its implementation.  The maximum amount that the Fund would pay under the Plan annually would be 0.25% of average daily net assets.”

Footnote 2:  Deleted word ‘other’ as qualifier for ‘extraordinary expenses’

“Pursuant to an Operating Services Agreement, WorldCommodity Asset Management, LLC, the Fund’s adviser, is responsible for paying all the Fund’s expenses except management fees, commissions and other brokerage fees, taxes, interest, litigation expenses and extraordinary expenses.”

Footnote 3.  Deleted footnote number 3 referring to “Acquired Fund Fees and Expenses” from the Fund Summary section; moved acquired fund fee discussion to SAI under section captioned -Investment Strategies and Risks, and sub-captioned Investment Companies as below:

“The Fund will incur additional expenses due to the duplication of expenses to the extent it invests in mutual funds.  Sometimes referred to as "Acquired Fund Fees and Expenses", they are incurred indirectly by the Fund as a result of investments in shares of other investment companies, including money market funds.  These fees and expenses will vary with the amount invested in the acquired funds.”

Footnote 4.  This footnote is renumbered as Footnote (3) “Total Annual Operating Expenses”. Also footnote is is revised and clarified to answer Item 3(f)(vii).

Response 2:

Moved footnotes to follow Expense Table as discussed.

Comment 10.

Part A. Items 1-8

Staff notes: See document- SEC Letter dated: 7/30/2010 from the SEC's Barry Miller to the ICI

Response: Reviewed this letter in context of this Fund’s disclosure.

Comment 11.

Part A. Item 6 Purchase and Sale of Fund Shares

Staff comments: Review disclosure and placement.

Response 1:

Page 8 of prospectus revised disclosure to say ‘initial minimums’ wherever relevant

Response 2:

Page 7 of the prospectus, revised minimum investments to $3,000

“Your purchase of Fund shares is subject to the following initial minimum investment amounts: $3,000 for Regular Accounts, $3,000 for Automatic Investment Plan, and $3,000 for Individual Retirement Accounts (IRAs).”

Comment 12.

Part A. Item 6 Purchase and Sale of Fund Shares

Response:

Page 8 of the prospectus, under section captioned ‘Fund Summary’ sub-caption “Purchase and Sale of Fund Shares” deleted the following sentence:

“The Fund reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part for certain accounts.”

Comment 13.

Part A. Item 9 Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

Response:

Page 10 of the prospectus, under sub-caption “Principal Investment Strategies” second paragraph, sentence 4, revised disclosure as below:

“Securities trading at significant discounts to perceived values are candidates for investment and may share some or all of the following criteria: prospects for growth, highly qualified management, involvement in stressed industries having reasonable prospects for recovery, low price to earnings ratios, low price to tangible asset value, or low price to sales ratios.”

Comment 14.

Part A. Item 9 Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

Response:

Page 10 of the prospectus, under sub-caption “Principal Investment Strategies” paragraph 3, sentence 2, revised disclosure as below:

‘However, the Fund is able to invest without limit in securities of non-U.S. issuers.  The Adviser will select securities of companies domiciled throughout the world, including developed and emerging markets.”

Comment 15.

Part A. Item 9 Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

Staff comment 1: May need added risk disclosure related to liquidity/thinly traded.

Staff comment 2: Question regarding issuer of notes used by the fund

Response 1:

Page 10 of the prospectus, under sub-caption “Description of the Rogers International Commodity Index” paragraph 2, last sentence, added additional risk disclosure as below:

“Finally, these investments may be less liquid than other types of securities, and may be more volatile than their underlying reference instruments.”

Response 2:

For the commodity-linked notes as described in this section, the issuer is typically a bank or brokerage firm.  To date, the commodity-linked notes used by the fund have been issued by banks.

Comment 16.

Part A. Item 9 Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

Staff comment: What is the source of our definition of ‘Emerging Markets’?

Response:

Page 14 of the prospectus, under sub-caption “Emerging Markets Securities Risk”-  The fund’s definition of ‘emerging market’ would be very conventional in nature, in line with what any of the major index providers (Morgan Stanley, S&P etc.) consider to be emerging.  In practice, the Fund has a global mandate and can invest without limit in various countries, meaning whether a market is considered 'emerging' or 'developed' is not very important in our process, and less of a concern.

Comment 17.

Part A. Item 11 Shareholder Information

Response:

Page 19 of the prospectus, under section captioned “Purchase of Fund Shares” paragraph 2, last sentence revised disclosure to add the word ‘purchase orders’ as below:

“To recover any such loss or charge, the Fund reserves the right, without further notice, to redeem shares already owned by any purchaser (in such Fund) whose order is canceled and such a purchaser may be prohibited from placing further purchase orders unless investments are accompanied by full payment by wire or cashier's check.”

Comment 18.

Part A. Item 11 Shareholder Information

Response:

Page 19 of the prospectus, under section captioned “Purchase of Fund Shares” paragraph 3, last sentence, states :

“The Fund also reserves the right to stop offering shares at any time.”

There are no special requirements we would like to add to this disclosure.

Comment 19-20.

Part A. Item 11 Shareholder Information

Staff comments: Regarding account opening procedures, upon receiving a check to open a new account, how long is it held at the transfer agent while identity verification takes place?

Response:

The procedure used by the Fund’s transfer agent is to first identify the applicant, and submit the applicant’s identifying information to a third party anti-money laundering compliance agent, which checks the applicant’s information against the Department of Motor Vehicles databases and various other databases, including an Office of Foreign Assets Control (OFAC) database.  If the identity cannot be verified within one day, any checks received are returned to the applicant.  Additional disclosure was added to the SAI regarding AML procedures under heading “Purchase, Redemption, and Pricing of Shares”.

Location 1:

Page 20 of the prospectus, under section captioned “Purchase of Fund Shares”, sub-captioned “Instructions for Opening and Adding to an Account”, paragraph 4, last sentence, states:

“We may not be able to open an account or complete a transaction for you until we are able to verify your identity.”

Location 2:

New disclosure added to page 23 of the SAI, under heading “Purchase, Redemption, and Pricing of Shares”, sub-caption ‘Purchase of Shares’, “Anti-Money Laundering”, paragraph 2 as below:

“Procedures to implement the AML Program include, but are not limited to, determining that the Fund's transfer agent has established proper anti-money laundering procedures, reporting suspicious and/or fraudulent activity and a complete and thorough review of all new opening account applications.  The Fund will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act.”

Comment 21.

Part A. Item 12 Distribution Arrangements

Response:

Page 29 of the prospectus, section captioned “Distribution Arrangements”, paragraph 2, second sentence, disclosure revised as suggested to add the words ‘in writing’ as below:

“The Fund has not implemented the 12b-1 Plan and does not foresee doing so in the coming year; any change in this policy will be based upon a Board finding or resolution.  If the Board adopts such a resolution, you will be informed in writing at least thirty days prior to its implementation.”

Comment 22.

General Instructions. C 3(b) - Additional Matters, Other Information

Response:

Page 32 of the prospectus, section captioned “Other Information”, paragraphs 4 thru 6, which discuss the RICI trademark ownership etc, disclosure was revised so as to remove any formatting using ALL CAPS.  Text which had been formatted using ALL CAPS was revised using Italics.

Comment 23.

General Instructions. C 3(b) - Additional Matters, Other Information

Response:

Page 32 of the prospectus, section captioned “Other Information”, paragraphs 4 thru 6, which discuss the RICI trademark ownership etc.  Disclosure has been revised as suggested adding the following sentence preceding paragraphs 4 thru 6 making it clear this discussion regarding the RICI ownership is not part of the prospectus.

“The following three paragraphs are not part of the Prospectus:”

Comment 24.

General Instructions. C 3(b) - Additional Matters, Other Information

Response:

Page 32 of the prospectus, section captioned “Other Information”, paragraphs 4 thru 6, which discuss references to the RICI Handbook.  Disclosure has been revised deleting all referencing The RICI Handbook.  Same text was removed from the SAI as well.  Removed from this section were the two sentences below:

“Information about Beeland Interests, Inc. and the RICI® has been summarized or excerpted from The RICI® Handbook: The Guide to the Rogers International Commodity Index® 2010 version.  Copyright © 2010 Beeland Interests, Inc.”

Statement of Additional Information

Comment 25.

Part B. Item 14 Cover Page and Table of Contents

Response:

Page 2 of the SAI, section captioned “Statement of Additional Information”, paragraph 1, was removed from the SAI:

Removed the following:

“STATEMENT OF ADDITIONAL INFORMATION

No person has been authorized to give any information or to make any representations other than those contained in this SAI and Prospectus dated October 26, 2010 and, if given or made, such information or representations may not be relied upon as having been authorized by WorldCommodity Funds, Inc.  This SAI does not constitute an offer to sell securities.”

Comment 26.

Part B. Item 16 Description of the Fund and its Investments and Risks

Staff comments: If debt issued by GSEs such as FHLMC and FNMA are included, may add disclosure discussing recent history surrounding their financial status etc.

Location:

Page 3 of the SAI, section captioned “Description of the Fund and its Investments and Risks”, sub-caption “Debt Securities”, paragraph 3, sentence 2.

Response 1:

The added disclosure clarifies and explicitly states that these issuers are considered GSEs.  The disclosure in this paragraph was revised to add the following sentence:

“Such U.S. Government sponsored entities include the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA").”

Response 2:

Disclosure in this paragraph has been revised, and is now divided into 4 separate paragraphs.  The revised structure clearly defines GSEs and their related risks (paragraph 3), as opposed to debt securities backed by the ‘full faith and credit’ of the U.S. Treasury (paragraph 2) and their related risks.  The risks related to GSE’s as stated in paragraph 3 are clearly stated. See revised text below:

“DEBT SECURITIES.  The Fund may invest in corporate, foreign government and U.S. Government debt securities.  U.S. Government securities include direct obligations of the U.S. Government and obligations issued by U.S. Government agencies and instrumentalities.

A security backed by the U.S. Treasury or the full faith and credit of the U.S. is guaranteed only as to the timely payment of interest and principal when held to maturity.  The current market prices for such securities are not guaranteed and will fluctuate.  In the case of securities backed by the full faith and credit of the United States Government, shareholders are primarily exposed to interest rate risk.

Certain U.S. Government agency securities or securities of U.S. Government-sponsored entities, are backed by the right of the issuer to borrow from the U.S. Treasury, or are supported only by the credit of the issuer or instrumentality.  Such U.S. Government sponsored entities include the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA").  While the U.S. Government provides financial support to those U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so and those securities are neither guaranteed nor issued by the U.S. Government.  There is no guarantee that the U.S. Government will provide support to such agencies or instrumentalities and such securities may involve risk of loss of principal and interest.

Corporate securities include, but are not limited to, debt obligations offered by public or private corporations either registered or unregistered.  The market value of such securities may fluctuate in response to interest rates and the creditworthiness of the issuer.”

Comment 27.

Part B. Item 16 Description of the Fund and its Investments and Risks

Response:

Page 5 of the SAI, section captioned “Description of the Fund and its Investments and Risks”, sub-caption “Futures”, paragraph 6, last sentence.  Revised structure of last sentence, deleting clause at end of sentence ‘not that delivery will occur’.  Revised disclosure is below:

“Futures contracts and options thereon are generally settled by entering into offsetting transactions but there can be no assurance that the position can be offset prior to settlement at an advantageous price.”

Comment 28.

Part B. Item 16 Description of the Fund and its Investments and Risks

Response 1:

Page 8 of the SAI, section captioned “Description of the Fund and its Investments and Risks”, sub-caption “The RICI Committee”, paragraphs 3 thru 6 have been deleted.  These four paragraphs discussing the owner of RICI trademarks and various other indemnifications have been deleted from the SAI.  This discussion remains in the prospectus but is not part of the prospectus.

Response 2:

Page 7 of the SAI, section captioned “Description of the Fund and its Investments and Risks”, sub-caption “Description of the Rogers International Commodity Index”, beneath table displaying index components. .  Deleted any reference to the RICI Handbook.

REMOVED

“Source: The RICI® Handbook: The Guide to the Rogers International Commodity Index®..”

Comment 29.

Part B. Item 16 Description of the Fund and its Investments and Risks

Response:

Page 8 of the SAI, section captioned “Description of the Fund and its Investments and Risks”, sub-caption “Adviser’s Relationship with the Adviser”, 3rd sentence from the bottom of paragraph.  Following sentence was deleted from the SAI.

REMOVED:

“As a result, in March 2005, BMC, as the general partner of the Rogers Funds, was able to substantially reduce management fees, reduce sales charges and reduce brokerage commissions charged to unit holders of its public fund.”

Comment 30.

Part B. Item 16 Description of the Fund and its Investments and Risks

Response:

Page 10 of the SAI, section captioned “Description of the Fund and its Investments and Risks”, sub-caption “Master Feeder Option”, sentence 2.  Added word “written” notice as below:

“Although such an investment may be made in the sole discretion of the Directors, the Fund's shareholders will be given 30 days prior written notice of any such investment.”

Comment 31.

Part B. Item 16 Description of the Fund and its Investments and Risks

Response:

Page 10 of the SAI, section captioned “Description of the Fund and its Investments and Risks”, sub-caption “Fundamental Policies”, item number 1 in the list.  Deleted text “as defined in the Prospectus”, revised disclosure is below:

“1) Invest at least 25% of its total assets in securities issued by “commodity-related companies” and commodity-linked note securities.”

Comment 32.

Part B. Item 16 Description of the Fund and its Investments and Risks

Response:

Page 11 of the SAI, section captioned “Description of the Fund and its Investments and Risks”, sub-caption “Fundamental Policies”, item number 1 in the list.  Revised sentence to replace “may not” with “will not” as below:

“The Fund will not, as a fundamental policy:”

Comment 33.

Part B. Item 16 Description of the Fund and its Investments and Risks

Response:

Page 11 of the SAI, section captioned “Description of the Fund and its Investments and Risks”, sub-caption “Non-Fundamental Policies”, item number 2 in the list.  Revised disclosure captioned “Borrowing” to read “Borrowing and Leverage”.  This disclosure is in both the SAI, page 10; and in the Prospectus, page 13 under heading “Additional Information about the Fund’s Principal Investment Strategies and Risks”, sub-caption “Principal Risks of Investing in the Fund”.

“BORROWING AND LEVERAGE.  The Fund is permitted to borrow money from a bank in an amount up to one-third of the value of its total assets for the purpose of investment, as well as from a bank or other person for temporary or emergency purposes, provided such temporary borrowings do not exceed 5% of the Fund's total assets.

When the Fund borrows, it segregates or identifies securities on its books equal to 300% of the amount borrowed to cover its obligation to repay the loan.  If the value of the Fund’s assets fail to meet this 300% asset coverage requirement, it will reduce its borrowings to meet the requirement.  To do so, the Fund might have to sell a portion of its investments at a disadvantageous time.

Borrowing for the purpose of investment is a speculative technique known as “leverage” that increases both investment opportunity and a Fund’s ability to achieve greater diversification.  However, it also increases investment risk.  Because the Fund’s investments will fluctuate in value, whereas the interest obligations on borrowed funds may be fixed, during times of borrowing, the Fund’s net asset value may tend to increase more when its investments increase in value, and decrease more when its investments decrease in value.  In addition, interest costs on borrowings may fluctuate with changing market interest rates and may partially offset or exceed the return earned on the borrowed funds.  Also, during times of borrowing under adverse market conditions, the Fund might have to sell portfolio securities to meet interest or principal payments at a time when fundamental investment considerations would not favor such sales.”

The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

The fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.